KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Energy Fuels Inc.

We consent to the use of our report dated March 18, 2015, with respect to the consolidated financial statements included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the registration statements No. 333-194916 on Form F-10 and No. 333-194900 on Form S-8 of Energy Fuels Inc.

Chartered Professional Accountants, Licensed Public Accountants
March 19, 2015
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.